

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Eric Bjornholt
Senior Vice President and Chief Financial Officer
MICROCHIP TECHNOLOGY INCORPORATED
2355 W. Chandler Blvd
Chandler, AZ 85224

> **Re: MICROCHIP TECHNOLOGY INCORPORATED**
> **Form 10-K for the fiscal year ended March 31, 2023**
> **Filed May 25, 2023**
> **Form 8-K furnished February 1, 2024**
> **File No. 000-21184**

Dear Eric Bjornholt:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing